January 6, 2014

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: JobLocationMap Inc.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-188225

Filed December 5, 2013

Dear Ms. Mills-Apenteng:

Below please find the Company’s responses to your comment letter of December 23, 2013.

General

1. We note that you have revised your disclosure in response to prior comment 1 to indicate that subscription funds will be held in escrow by Thomas Puzzo, Esq. Please revise further to provide a materially complete description of your escrow agreement with Mr. Puzzo and file the escrow agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. In addition, please address the following:

•	Describe how the determination will be made regarding whether the offering has been fully subscribed with escrow funds to be released to you, or whether the offering will be terminated with escrow funds to be returned to subscribers in the event that not all of the shares in the offering are sold;

•	Given your representation that the funds will be held in escrow by Mr. Puzzo, please explain why the subscription agreement filed as Exhibit 99.1 directs subscribers to remit payment to Harold Gewerter, which arrangement appears to be inconsistent with a third-party escrow agreement.

•	Please tell us whether Mr. Puzzo is a licensed escrow agent under Nevada Revised Statutes Chapter 645A or is exempt. If you believe Mr. Puzzo is exempt, please provide a detailed analysis discussing his eligibility for any exemption.

•	Please identify the bank or financial institution in which the escrow funds will be held and confirm, if true, that the escrow funds will be segregated from other any other funds, including client funds. If the funds will not be segregated, include a clear statement to this effect and provide appropriate risk factor disclosure regarding the risk that the funds could be attached or otherwise made unavailable in the event that you are required to promptly refund investors in accordance with Rule 10b-9(a)(2).

•	Please describe the extent of Mr. Puzzo’s relationship with you, your management, and your investors, as applicable.

Disclosure added that there will be no independent escrow of the funds as Mr. Puzzo will not be the escrow agent for the offering.

Very truly yours,

Omri Morchi
President
JobLocationMap, Inc.